November 24, 2006

United States Securities and Exchange Commission
100F Street, N.E.
Washington, DC
USA 20549-7010

Attention: Timothy Levenberg, Division of Corporate Finance

Dear Sir:

RE:	Western Copper Corporation
Registration Statement on Form 20-F
Filed September 20, 2006
File No. 0-52231

This letter is submitted on behalf of Western Copper Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated October 15, 2005 with respect to the Company registration statement on Form 20-F (the “Registration Statement”) filed on September 20, 2006. As requested, the following is our response to each of the items set out in your letter. The questions have been included below to facilitate your review. All currencies are Canadian dollars unless otherwise indicated.

General

1.

Please be advised that your Form 20-F registration statement will automatically become effective 60 days from the date of the first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

Response to Comment No. 1:

We have noted your comment.

2.

You indicate on the cover page that you have been subject to the filing requirements of the Securities Exchange Act for the past 90 days. Please revise to correct this assertion, or explain why you believe it is accurate.

Response to Comment No. 2:

We have made the correction. Please see the cover page of the Registration Statement.

3.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

Response to Comment No. 3:

Your comments have been taken into consideration when drafting this response and the related changes in disclosure.

4.

Rather than relying entirely on a lengthy glossary of technical terms, you will improve your disclosure by defining technical terms in context upon first usage and by minimizing overly technical disclosure. Examples include references at page 14 to the YEA and the YESAA processes, as well as the highly technical discussion that appears under ‘Carmacks Copper project’ at page 17 and elsewhere.

Response to Comment No. 4:

We have complied with your request by removing the glossary of technical terms and defined technical terms in context in the Registration Statement. See, for example, Information on the Company under Item 4.

5.	Please add disclosure to discuss your reasons for filing this Form 20-FR.

Response to Comment No. 5:

We have complied with your request. Please see the third paragraph of “Introduction.”

Special Note Regarding Forward-Looking Statements, page 5

6.

The PSLRA of 1995 does not apply to statements in your filing for several reasons, including the fact that you are not currently a reporting issuer. See Section 21E (a) (1) of the Securities Exchange Act. Please revise accordingly.

Response to Comment No. 6:

We have complied with your request by removing the reference to the PSLRA of 1995. Please see “Special Note on Forward Looking Statements” on page 3 of the Registration Statement.

7.

Revise the second paragraph to eliminate any suggestion that you include unreliable data or disclosure in your filing. You are reliable for all disclosure that appears in your filings to the Commission.

Response to Comment No. 7:

We have complied with your request by removing the inappropriate language. Please see “Special Note on Forward Looking Statements” on page 3 of the Registration Statement.

Risk Factors, page 9

8.

Eliminate language that tends to mitigate the risk you discuss, including clauses that begin “although” and references to insurance you have “consistent with industry practice.” Also state the risks plainly and directly, rather than suggesting that you can give or that there is no assurance, or that the effects cannot be accurately predicted.

Response to Comment No. 8:

We have complied with your request. Please see the Risk Factors on pages 7-10.

Property, Plant, and Equipment, page 14

Sampling and Analysis, page 21

9.

You indicate on page 22 that the terminology used elsewhere in your filing ‘is not exactly correct.’ Please revise to clarify what you mean by this, and change your disclosure throughout the filing as necessary to ensure that it is accurate.

Response to Comment No. 9:

We have complied with your request. We removed the text referred to in comment No. 9. Please see Part D of Item 4.

Conclusions and Recommendations, page 23

10.

Clarify what your business plans are, and make clear which portions of the disclosure merely reflect the contents of a third party report. For example, we note the reference to the undertaking of a ‘thorough examination of previous exploration work’ (page 22) and to a budget for the 18 months following the date of ‘this report’. We may have additional comments.

Response to Comment No. 10:

We have complied with your request by revising the outline of the Company’s plan. Please see Conclusions and Plans in Part D of Item 4.

Operating and Financial Review and Prospects

Operating Results, page 24

11.	Please expand your disclosure to include discussions of your operating results for years 2003 to 2005, complying with the requirements of Form 20-F Items 5 and 5A.

Response to Comment No. 11:

We have complied with your request. Please see Operating Results in Part A of Item 5.

12.

We note your disclosure cautioning readers that the allocation of expenses does not necessarily reflect future general and administrative expenses. Please expand your disclosure to further discuss matters which may impair the indicative value of your reported results of operations.

Response to Comment No. 12:

The business of Western Copper comprises only a portion of the business of Western Silver Corporation, from which we were “spun out” in May 2006. Accordingly, we believe readers should be cautioned that the allocation of expenses for our copper exploration business incurred by Western Silver cannot be used by readers to estimate our future general and administrative expenses, which we anticipate to be higher. Please see the cautionary language in Part A of Item 5 of the Registration Statement.

Liquidity and Capital Resources, page 25

13.	Expand the last paragraph to include the components of the net amounts listed as ‘received’ in the two periods cited in the first two sentences.

Response to Comment No. 13:

We have complied with your request. Please see the last paragraph of Part B of Item 5.

Executive Officers, page 27

14.

Your sketches should provide a complete description of each director’s and manager’s experience and qualifications. See Item 6 of Form 20-F. For example, expand Mr. Jensen’s sketch to provide a more detailed discussion of his business experience since he received his MBA, including dates, employers and jobs held. We note the reference to his ‘recent experience’ in that regard. Similarly name all current employers, including the entity for which Mr. Kinney works, and identify the principal business conducted by all current employers, such as Roador Inc.

Response to Comment No. 14:

We believe that the sketches generally comply with the information required by the instructions for Item 6 of Form 20-F, but have complied with your request to revise the biographical sketch for Mr. Jensen. Mr. Kinney is self-employed and serves as a director for companies that are identified in his biographical sketch. Roador Inc. is one of the companies for which David Williams serves as a member of the board of directors, in this case as the chairman. We do not believe investors would find material the principal business activity of each entity for which our management team/board members participate in as board members.

United States Federal Income Tax Consequences, page 38

15.	Provide all the information that Item 10.E of Form 20-F requires. In that regard:

	>	Eliminate the suggestion that readers ‘should’ seek advice from others. You may suggest that course of action, however.
	>	You refer to a section captioned ‘Canadian Federal Income Tax Consequences’, but it is unclear where that section appears.
	>	Eliminate the suggestion that the disclosure is ‘for general information only’, and do not suggest that it is merely a ‘general’ discussion of these matters.

Response to Comment No. 15:

We have complied with your request in the first bullet of your comment. Please see Part E of Item 10. We removed the text referred to in the second bullet which was inadvertently included. We removed the language referred to in the third bullet.

Passive Foreign Investment Company, page 42

16.

We note the additional obligations and risks you cite in this section, including those noted in the first two full paragraphs on page 45. Ensure that your risk factor at page 12 identifies the material related risks.

Response to Comment No. 16:

We have complied with your request by expanding the risk factor related to PFICs with a cross reference to this section. Please see the last item under Risk Factors. We have included a recommendation that shareholders resident in the U.S. seek their own tax advice. Please see Part E of Item 10.

Documents on Display, page 46

17.

Revise to clarify that you will be subject to the informational requirements of the Securities Exchange Act upon effectiveness. Also revise to provide the Commission’s correct address, 100F Street, N.E., Washington, D.C. 20549.

Response to Comment No. 17:

We have complied with your request. Please see Part H of Item 10.

Exhibits, page 48

18.	Please add to your index and file as an exhibit the consent of your independent auditors, as required by Item 10.G of Form 20-F.

Response to Comment No. 18:

We have complied with your request. Please see Exhibit 23.2

Signatures, page 49

19.	Explain the reference to ‘Gold Ltd. dated as of May 3, 2006’ in the first part of this section.

Response to Comment No. 19:

We have removed the text which was inadvertently included in the original filing of the Registration Statement.

Exhibit 17.1 – Western Copper Business

Financial Statements – December 31, 2005, 2004 and 2003

General

20.	Please number your pages in this Exhibit, as well as in Exhibit 17.2.

Response to Comment No. 20:

We have complied with your request by numbering in exhibit 17.1 and 17.2 as F-1, F-2 etc.

Statements of Cash Flows

21.	Clarify for us why depreciation expense is not a non-cash adjustment to your operating cash flows, given that you appear to be depreciating property and equipment.

Response to Comment No. 21:

As noted in our response to your Comment No. 12, for the periods reported up until May 3, 2006, the general and administrative expenses of Western Copper Business represent a general allocation of Western Silver’s general and administrative expenses, a portion of which was allocated to Western Copper. The total amount allocated was inconsequential (approximately $200).

Note 1 – Transfer of Assets

22.

Please expand your disclosure to clarify whether Western Copper was part of the Western Silver business sold to Glamis Gold, or if separation occurred prior to this transaction. Please make corresponding changes to your disclosure in Note 2 of Exhibit 17.2.

Response to Comment No. 22:

We have complied with your request. Please see revised Note 1 of Exhibit 17.1 and Note 2 of Exhibit 17.2.

Note 11 – Material Differences Between Canadian and U.S. GAAP

23.

We note you disclose under a) that for U.S. GAAP purposes, mineral property acquisition costs, exploration expenditures, and periodic option payments relating to mineral properties for which commercial feasibility has not been established are expensed as incurred. However, we note that you show a $4 million balance at December 31, 2005 and December 31, 2004 of mineral properties under U.S. GAAP. Please clarify in your disclosure how you have been able to support the capitalization of costs related to your mineral properties, in light of your disclosure under a), and in testing for impairment under SFAS 144 for U.S. GAAP purposes. Please make parallel changes to your disclosures in Note 13 of Exhibit 17.2.

Response to Comment No. 23:

Recent history of the Carmacks project’s carrying value

The Carmacks property and the associated carrying value were transferred from Western Silver Corporation as part of the May 3, 2006 plan of arrangement between Western Silver and Glamis Gold Inc. At the time of transfer the shareholders of Western Copper Corporation and Western Silver were identical. Therefore the two companies were related parties and had to follow continuity-of-interests accounting for the transfer of assets. Under continuity-of-interests accounting, assets and liabilities are transferred at carrying value.

The $4 million carrying value represents costs capitalized when Western Copper had a ‘bankable’ feasibility study, net of impairment charges. The Carmacks project was written down to its estimated fair value of $4 million in 2001.

Note 12 – Subsequent Events

24.

We note you disclose that up to and including July 28, 2006, you have received 1.498 million common shares of Quaterra Resources Inc. (market value of $2,757,000 as of May 3, 2006). However, we do not see a discussion of these Quaterra Resources common shares in your June 30, 2006 interim financial statements per Exhibit 17.2. Please add disclosure in Exhibit 17.2 to update information about this transaction; clarify whether these shares represent marketable securities transferred to you by Western Silver, and address the status of these shares at the time of selling them during the second quarter.

Response to Comment No. 24:

We have complied with your request. Please see revised note 2 and 4 of Exhibit 17.2.

25.

Given that you disclose in Note 2 of Exhibit 17.2 that the carrying value of the marketable securities transferred was $267,092 having a market value on May 3 of $2,757,000, disclose the manner in which you calculated the gain on sale of $870,577.

Response to Comment No. 25:

We have complied with your request. Please see revised note 4 of Exhibit 17.2 which states our marketable securities policy.

Exhibit 17.2 – Western Copper Corporation, Financial Statements June 30, 2006

General

26.

Please acknowledge that you understand that financial statements for the entire fiscal year ending December 31, 2006, including the predecessor’s stub period from January 1, 2006 to your spin-off date, will eventually need to be audited, for purposes of filing your annual report when it becomes due.

Response to Comment No. 26:

We acknowledge your Comment No. 26 and have so advised our auditor.

Note 2 – Plan of Arrangement

27.

We note you disclose that pursuant to the Plan of Arrangement, each Western Silver stock option holder received one of your stock options; and that you also granted a warrant to Glamis Gold providing for the acquisition of 5% of your fully diluted shares as of the May 3, 2006 acquisition date. Please expand your disclosure to discuss how you valued the options and warrants granted, and how you concluded that the entire fair value should be recorded as equity under U.S. GAAP. Please also clarify how the fair values of options issued compared to the fair value of options retired in the exchange.

Response to Comment No. 27:

We have complied with your requests.

Please see revised Note 2 and 8 of Exhibit 17.2, which provides additional disclosure about the valuation of the stock options and warrants granted pursuant to the Plan of Arrangement.

We have concluded that the warrants should be recorded as equity because they were granted as part of a capital transaction (i.e. ‘spin-off’ fromWestern Silver).

The stock options were granted pursuant to the Plan of Arrangement. The intent of the Plan of Arrangement was to substitute the existing Western Silver options with comparable value instruments. The options issued had terms which mirrored those of Western Silver. The previously held Western Silver options had already vested and there were no additional service requirements related to them.

Note 14 – Subsequent Events

28.

We note you disclose that on September 18, 2006, you announced that you have agreed to acquire Lumina Resources Corporation, subject to completion of a definitive agreement and approval by Lumina shareholders, legal and regulatory authorities. Please provide your analysis of significance under rule 3.05 of Regulation S-X in determining whether separate financial statements are required of your probable business acquisition, pursuant to Instruction 1 to Item 8 of Form 20-F. You can refer to FRC 506.02.c.ii for the meaning of the term ‘probable’ as it relates to this guidance.

Response to Comment No. 28:

Based on the “significance” analysis (as defined in Rule 3.04 of Regulation S-X) detailed below, the Company does not believe that Lumina Resources Corporation is a significant subsidiary and, accordingly, is not required to file pro forma financial statements relating to the acquisition of Lumina.

As Western Copper Corporation has not yet completed an entire fiscal year, the June 30, 2006 financial statements were used as a benchmark for the acquisition.

	Lumina Resources	Western Copper
Significance analysis	Corporation	Corporation

INVESTMENT TEST		30-Jun-06	Percentage	< 20%
Investments in, and
advances to, target		-	0%	Not significant

ASSET TEST	30-Jun-06	30-Jun-06	Percentage	< 20%
Total Assets	5,756,350	48,078,295[1]	12%	Not significant

	3 months ended	3 months ended
INCOME TEST	June 30, 2006[1]	June 30, 2006[2]	Percentage	< 20%
Absolute value of loss
(before income taxes,
extraordinary items and
changes in accounting
policy)	80,145	994,934[3]	8%	Not significant

1. Western Copper’s assets include the assets of Lumina, as if the acquisition had already occurred (Western Copper assets = $42,31,945)
2. One quarter used, instead of 12 months prior to financial statement date because Western Copper started operations May 3, 2006. Other periods would not be representative. Both entities reported loss over these periods.
3. Both Western Copper’s absolute value of the loss includes the loss of Lumina, as if the acquisition had already occurred (Western Copper loss = $914,789)

Engineering Comments - Form 20-F Filed September 20, 2006

General

29.

Please note that the word ‘development’ has a very specific meaning under Industry Guide 7(a) (4). The Guide limits the use of this term to the ‘development stage’, when companies are preparing reserves for production. If you do not have any ‘reserves’, as defined by Industry Guide 7, please do not use the terms ‘develop’ or ‘development’ to refer to work on mineral properties. Replace these words, as needed with the terms ‘explore’ and ‘exploration’. This applies to the use of these terms in the Financial Statement headnotes and footnotes, see Instruction I to paragraph (a), Industry Guide 7.

Response to Comment No. 29:

Under Industry Guide 7(a), the development stage applies to issuers that are engaged in the preparation of an established commercially minable deposit for its extraction, but are not in the production stage.

Most of the Company’s efforts are engaged in updating the existing feasibility study, performing in-fill and condemnation drilling for site planning, and getting its construction permitting in place. All of these activities are in preparation of extracting the reserve from the ground.

Based on the factors described in the paragraph above, we believe that Western Copper is a development stage enterprise under Industry Guide 7(a).

30.	Your disclosure about the Carmacks project contains significant amounts of technical information, which tends to obscure what is important to the average investor.

	>	Substantially revise your disclosure, and rewrite sections as needed to eliminate extraneous detail, and summarize the information.
	>	Present information in clear, concise sections, using paragraphs and sentences that are easily understandable to the average reader.
	>	Whenever possible, use short explanatory sentences and bullet lists.
	>	Avoid highly technical terminology.
	>	Use descriptive headings and subheadings.

In particular, evaluate the materiality of sections such as ‘Geological Setting’ and ‘Regional Geology’ to determine if this disclosure is needed. Also remove all references to technical reports outside of this document.

Response to Comment No. 30:

We have complied with your request, but believe that some technical discussion in an industry that combines geology, metallurgy and engineering is unavoidable. Please see Part D of Item 4.

31.	Please insert a small scale map showing the location and access to your properties, see Item 4D of the Form 20-F instructions. Briefly describe the access to your properties in the text.

Response to Comment No. 31:

We have complied with your request. Please see Part D of Item 4.

32.	Concerning the history of the Carmacks project, please limit your disclosure to events that are directly related to your property.

Response to Comment No. 31:

We have complied with your request. Please see Part D of Item 4.

Website

33.

We note that on your website and in some press releases you use the terms ‘measured’, ‘indicated’, ‘inferred’ and ‘resources’ when referring to mineralization. If you continue to make references on your website or press releases to measures not recognized by the SEC, please accompany such disclosure with the following cautionary language, prominently displayed in bold type.

Cautionary Note to U.S. investors – The US SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as ‘measured’, ‘indicated’, and ‘inferred’ ‘resources’ that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-522231, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.’

Response to Comment No. 33:

We have complied with your request by adding cautionary language for U.S. investors to our website.

34.

To the extent that you have posted on your website disclosure about adjacent or other properties on which you have no right to explore or mine, please include the following language along with the cautionary note below:

‘This website also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC does not allow information of this type to appear in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.’

Response to Comment No. 34:

We have complied with your request by adding the cautionary note to our website.

As requested in your letter, the Company acknowledges that:

>	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

>	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect the Registration Statement; and

>	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please feel free to contact me by telephone at (604)638-2497 or by email at jfrancois@westerncoppercorp.com.

Sincerely,

                Julien François
Julien François
Chief Financial Officer
Western Copper Corporation